811-______


   As filed with the Securities and Exchange Commission on December 1, 1997.
   -------------------------------------------------------------------------


                                  FORM N-8B-4


                           REGISTRATION STATEMENT OF
                       FACE-AMOUNT CERTIFICATE COMPANIES

        Pursuant to Section 8(b) of the Investment Company Act of 1940


                      SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.


                       1ST ATLANTIC GUARANTY CORPORATION
              (Exact name of registrant as specified in charter)


                      3 Bethesda Metro Center, Suite 700
                              Bethesda, MD 20814
                  (Address of principal office of registrant)


                                  COPIES TO:

                             Richard T. Choi, Esq.
                        Freedman, Levy, Kroll & Simonds
                      1050 Connecticut Avenue, Suite 825
                            Washington, D.C. 20036
                                (202) 457-5142

                           ORGANIZATION AND CONTROL


ITEM 1.  GENERAL INFORMATION AS TO ORGANIZATION

     Give the date and form of organization of the registrant and the name of the state or other sovereign power under the laws of which it was organized.

     Registrant is a Maryland corporation organized on October 1, 1997.


ITEM 2.  MISCELLANEOUS INFORMATION

     Furnish the following information as to the registrant:

     (a)   Date of termination of charter.

           Not applicable.

     (b)   Date upon which fiscal year ends.

           September 30.

     (c) Date and place of annual or other regular meetings of security holders.

           Maryland law does not require Registrant to hold an annual or other regular meeting of its stockholders in any year in which election of Registrant's directors is not required to be acted upon under the Investment Company Act of 1940 (the "Act"). Holders of
           Registrant's face-amount certificates ("Certificates") have no voting rights, and, therefore, Registrant does not contemplate any annual or other regular meeting for Certificate holders.


     (d) Frequency, nature and scope of regular reports proposed to be made to each class of security holders.

           As required by Section 30(a) of the Act, Registrant intends to deliver an annual report to Certificate holders. Registrant also may, from time to time, provide such other additional reports to Certificate holders as it deems necessary or appropriate, which reports may include the information set out in Registrant's periodic reports filed with the Commission pursuant to the Securities Exchange Act of 1934 ("Exchange Act").

ITEM 3.  CONTROL

     Furnish a list or diagram of all persons controlling, controlled by or under common control with the registrant and indicate (1) the state or other sovereign power under the laws of which each was organized, and (2) the respective percentage of voting securities of each such person owned by each other person named.

     In response to this item, Registrant hereby incorporates by reference the disclosure set out under "The Company Organization and Operations" and "Management - Atlantic Capital" in the prospectus contained in Registrant's Form S-1 Registration Statement, which is being filed concurrently herewith, and as Registrant may amend from time to time.


ITEM 4.  VOTING TRUSTS

     If more than 10 percent of any class of voting securities of the registrant are held subject to any voting trust or other similar agreement, state the title of such securities, the amount held, and the duration of the agreement. Give the names and addresses of the voting trustees and outline briefly their voting rights and other powers under the agreement.

     Not applicable.


                      BUSINESS AND POLICIES OF REGISTRANT


ITEM 5.  BUSINESS

     Briefly describe the business of the registrant and its subsidiaries and the development thereof during the past five years. State, on the basis of present intentions and existing conditions, any contemplated changes in the character of or method of conducting the business. State briefly the general character of any materially important assets of the registrant and its subsidiaries other than investments in securities, mortgages and mortgage loans and commodities and commodity contracts.

     In response to this item, Registrant hereby incorporates by reference the disclosure set out under "The Company Organization and Operations" and "Management - Atlantic Capital" in the prospectus contained in Registrant's Form S-1 Registration Statement, which is being filed concurrently herewith, and as Registrant may amend from time to time.

 ITEM 6.  UNDERWRITING SECURITIES ISSUED BY OTHER PERSONS

     (a) Summarize briefly any provision in the charter, other instrument of organization or by-laws of registrant (other than the mere authorization to buy and sell or otherwise deal in securities) which authorizes or restricts the power of the registrant to act as underwriter of securities issued by persons other than the registrant.

     Not applicable.

     (b) Describe briefly the policy of the registrant with respect to acting as underwriter of securities issued by other persons.

     Registrant has no intention of acting as underwriter of securities issued by other persons; however, it may be deemed to be acting in such capacity to the extent is resells privately placed securities that it may acquire from time to time.

     (c) State the name and address of each issuer for which the registrant has acted as underwriter during the last fiscal year. Identify all such issuers affiliated with the registrant and state the nature of the affiliation.

     Not applicable.

     (d) For each issuer named under (c) state the title of each issue underwritten and the approximate amount thereof distributed during the last fiscal year.

     Not applicable.

     (e)   Describe  briefly any  liability  assumed by the registrant in  its
capacity  as  underwriter   other  than  that  ordinarily   attaching  to  the
relationship of underwriter and issuer.

     Not applicable.


ITEM 7.  CONCENTRATION OF INVESTMENTS IN PARTICULAR INDUSTRIES

     (a) Summarize briefly any provision in the charter, other instrument of organization or by-laws of registrant which specifically requires or forbids the registrant to concentrate its investments in a particular industry or group of industries.

     Not applicable.

     (b) Describe briefly the policy of the registrant with respect to concentrating its investments in a particular industry or group of industries.

     Registrant may invest without limitation in any particular industry or group of industries, consistent with applicable law and its philosophy of prudent investment management.

     (c) Indicate the nature of any industry or group of industries in which the registrant's investments were concentrated at the end of each of the last three fiscal years covered by the financial statements filed herewith, and the approximate percentage of assets of registrant represented by its investment in each such industry or group of industries at the end of each year.

     Not applicable.


ITEM 8.  INVESTMENTS IN SECURITIES

     (a) Describe briefly the policy of the registrant with respect to investment in the following types of investments:

     (1)   Income producing securities

           (A)  United States Government Bonds
           (B)  Other bonds
           (C)  Preferred stocks
           (D)  Common stocks

     In response to this item, Registrant hereby incorporates by reference the disclosure set out under "Investments" in the prospectus contained in Registrant's Form S-1 Registration Statement, which is being filed concurrently herewith, and as Registrant may amend from time to time.


     (2)   Non-income producing securities

           (A)  Special situations
           (B)  Promotional enterprises

     Registrant has no current intention of investing in non-income producing securities.

     (3)   Investments in particular companies

           (A)  Dependent upon management
           (B)  Dependent upon location
           (C)  Dependent upon product or service

     Not applicable.


     (4)   Securities of other investment companies

     Registrant may invest in securities of other investment companies, consistent with applicable law.

     (5)   Other security investments (specify)

     In response to this item, Registrant hereby incorporates by reference the disclosure set out under "Investments" in the prospectus contained in Registrant's Form S-1 Registration Statement, which is being filed concurrently herewith, and as Registrant may amend from time to time.


     (b) State, as of the close of each of the last five fiscal years, the percentage of total assets represented by the registrant's investments under each subdivision of (a)(1) and (a)(2) and under (a)(4) and (a)(5).

     Not applicable.

     (c) Summarize briefly any provision in the charter, other instrument of organization or by-laws of registrant which restricts the power of the registrant to invest in any type of investment listed under (a).

     Not applicable.

     (d)   State  whether  registrant  elects to treat any policy stated under
(a) as a fundamental policy for purposes of Sections 8(b)(2) and 13(a)(3) of the Act.

     Registrant does not intend to treat any policy stated under (a) as a fundamental policy for purposes of Sections 8(b)(2) and 13(a)(13) of the Act.

     (e) If the registrant has acquired during its most recent fiscal year or during the period of time since organization, whichever is shorter, securities of its regular brokers or dealers as defined in rule 10b-1 under the Act [17 CFR 270.10b-1], or their parents, identify those brokers or dealers and state the value of the registrant's aggregate holdings of the securities of each subject issuer as of the close of the registrant's most recent fiscal year.

     Not applicable.


ITEM 9.  PURCHASE AND SALE OF REAL ESTATE (INCLUDING REAL ESTATE MORTGAGE LOANS)

     (a) Summarize briefly any provision in the charter, other instrument of organization or by-laws of the registrant which specifically authorizes or restricts the power of the registrant to engage in the purchase and sale of real estate and real estate mortgage loans.

     Not applicable. BUT SEE GENERALLY Article Seventh of Registrant's Articles of Incorporation, which grants to Registrant's Board of Directors, subject to the requirements of applicable law, the power to determine or cause to be determined the nature, quality, character, and composition of the Registrant's portfolio of securities and investments, and to delegate the same to an investment adviser.

     (b) Describe the policy of the registrant and its majority-owned subsidiaries with respect to the purchase and sale of real estate and real estate mortgage loans.

     In response to this item, Registrant hereby incorporates by reference the disclosure set out under "Investments" and "Management - Atlantic
     Capital" in the prospectus contained in Registrant's Form S-1 Registration Statement, which is being filed concurrently herewith, and as Registrant may amend from time to time.

     (c) State, as of the close of each of the last five fiscal years, the percentage of total assets represented by the registrant's investments in each of the following categories:

           (1)  Mortgage loans insured by the Federal Housing Administration.
           (2)  Other first mortgage loans.
           (3)  Second mortgage loans.
           (4) Loans guaranteed under the Servicemen's Readjustment Act of 1944, as amended, authorized as qualified investments by Rule N-28B-1.
           (5)  Other liens on real estate.

     Not applicable.

     (d) Indicate the extent to which the registrant's mortgage loans are secured by liens on real estate concentrated in any particular area.

     Not applicable.

     (e) Indicate, as of the date of the latest balance sheet filed herewith, the approximate average size of the real estate mortgage loans owned by the registrant.

     Not applicable.

     (f) State, as of the date of the latest balance sheet filed herewith, the carrying value of any real estate acquired as a result of or in connection with foreclosure proceedings or other disposition of mortgage loans and the basis of computing such value. Indicate the extent to which such real estate is concentrated in any particular area.

     Not applicable.


ITEM 10.  BORROWING MONEY

     (a) Summarize briefly any provision in the charter, other instrument of organization or by-laws of the registrant which specifically authorizes or restricts the power of the registrant to borrow money.

     Not applicable. BUT SEE Section 3.09 of Registrant's By-laws, which provides that Registrant's Board of Directors, from time to time as it may deem advisable, may establish limitations upon the borrowing of money and pledging of assets by Registrant.

     (b) Describe the policy of the registrant with respect to such borrowings.

     In response to this item, Registrant hereby incorporates by reference the disclosure set out under "Investments Investment Practices" in the prospectus contained in Registrant's Form S-1 Registration Statement, which is being filed concurrently herewith, and as Registrant may amend from time to time.

     (c) State, as at the end of each quarter of each of the periods covered by the financial statements filed herewith, the amount of such borrowings outstanding, and describe to the extent practicable the reasons for the registrant's borrowings during the three-year period.

     Not applicable.

 ITEM 11.  PURCHASE AND SALE OF COMMODITIES AND COMMODITY CONTRACTS

     (a) Summarize briefly any provision in the charter, other instrument of organization or by-laws of registrant which specifically authorizes, or restricts the power of, the registrant to engage in the purchase and sale of commodities and commodity contracts.

     Not applicable.

     (b) Describe the policy of the registrant with respect to the purchase and sale of commodities and commodity contracts.

     In response to this item, Registrant hereby incorporates by reference the disclosure set out under "Investments - Investment Practices" in the prospectus contained in Registrant's Form S-1 Registration Statement, which is being filed concurrently herewith, and as Registrant may amend from time to time.

     (c) Indicate the types of commodities and commodity contracts purchased or sold, during the periods covered by the financial statements filed herewith and the approximate dollar amounts of such commodities and commodity contracts purchased and sold during each such period.

     Not applicable.


ITEM 12.  LOANS TO OTHER PERSONS

     (a)   Describe  any  provision  in  the  charter,   other  instrument  of
organization, or by-laws of the registrant which specifically authorizes, or restricts the power of, the registrant to make loans to other persons.

     Not applicable.

     (b) Describe the policy of the registrant with respect to the making of loans to other persons.

     In response to this item, Registrant hereby incorporates by reference the disclosure set out under "Investments Investment Practices" in the prospectus contained in Registrant's Form S-1 Registration Statement, which is being filed concurrently herewith, and as Registrant may amend from time to time.

     (c) Indicate, to the extent practicable, the persons to whom loans were made by the registrant during each of the last three fiscal years, the amount and life of each such loan, the amount thereof outstanding as of the date of the latest balance sheet filed herewith, the rate of interest paid or charged on the loan and the terms of repayment. Indicate the amount of any loss sustained by the registrant, during each of the last three fiscal years, the amount of the reserve maintained, and the nature and amount of any collateral held by the registrant as security.

     Not applicable.


13.      PORTFOLIO TURNOVER

     (a) Summarize briefly any provision in the charter, other instrument of organization or by-laws of registrant which specifically restricts the registrant's portfolio turnover.

     Not applicable.

     (b) Describe the policy of the registrant with respect to portfolio turnover.

     In response to this item, Registrant hereby incorporates by reference the disclosure set out under "Investments Investment Practices" in the prospectus contained in Registrant's Form S-1 Registration Statement, which is being filed concurrently herewith, and as Registrant may amend from time to time.

     (c) Furnish the following information with respect to transactions by the registrant in portfolio securities (exclusive of government securities) for each of the periods covered by the financial statements filed herewith.

           (1)  Aggregate dollar amount of portfolio securities purchased.
           (2)  Aggregate   dollar  amount  of  the  proceeds  from  portfolio
                securities sold.
           (3) The percentage of the dollar amount in (1) represented by the dollar amount in (2).

     Not applicable.

     (d) Furnish, for the last fiscal year covered by the financial statements filed herewith, the approximate aggregate brokerage commissions paid by registrant to all brokers for effecting securities transactions for the account of the registrant.

     Not applicable.

ITEM 14.  OTHER FUNDAMENTAL POLICIES

     (a) Describe any other policy of the registrant which it deems a matter of fundamental policy and elects to treat as such pursuant to Sections 8(b)(2) and 13(a)(3) of the Act.

     Not applicable.

     (b) Describe the practice followed by the registrant during the last fiscal year covered by the financial statements filed herewith with respect to each of the matters, if any, described under (a).

     Not applicable.


                             SECURITIES AUTHORIZED

ITEM 15.  FACE-AMOUNT CERTIFICATES

         For each series of authorized face-amount certificates of the registrant furnish the following information:

                              As of the date of this filing:
 ---------------------------------------------------------------------------------------------------------
     Col. A.              Col. B               Col. C                Col. D
 ---------------------------------------------------------------------------------------------------------
 Title of the            Face-amount          Face-amount            Gross payments by certificate holders
   series                authorized           outstanding            on certificates in default for the
                                                                     maximum period and having no cash
                                                                     surrender value

     In response to this item, Registrant hereby incorporates by reference the disclosure set out under "The Certificates" in the prospectus contained in Registrant's Form S-1 Registration Statement, which is being filed concurrently herewith, and as Registrant may amend from time to time. As of the date of this filing, Registrant has not issued any of the Certificates described therein. Pursuant to Section 24(f) of the Act and Rule 24f-2 thereunder, Registrant has registered an indefinite amount of Certificates under the Securities Act of 1933.

ITEM 16.  SECURITIES OTHER THAN FACE-AMOUNT CERTIFICATES

         Furnish the following information as to each class of authorized securities of the registrant other than face-amount certificates:

                              As of the date of this filing:
 -----------------------------------------------------------------------------------------------------
     Col. A.           Col. B                  Col. C                      Col. D
 -----------------------------------------------------------------------------------------------------
  Title of            Amount               Amount outstanding          Amount in treasury
  issue              authorized     (exclusive of amount held in
                                              treasury)

     In response to this item, Registrant hereby incorporates by reference the disclosure set out under "The Company Organization and Operations" in the prospectus contained in Registrant's Form S-1 Registration Statement, which is being filed concurrently herewith, and as Registrant may amend from time to time.


                           DESCRIPTION OF SECURITIES


ITEM 17.  DESCRIPTION OF FACE-AMOUNT CERTIFICATES

     For each series of Face-Amount Certificates of the registrant set forth under Item 15, furnish the following information:

     (a)   Title of series and date first issued.

     Registrant has not issued any Certificates, pending the effectiveness of its Form S-1 Registration Statement under the Securities Act of 1933 relating thereto.

     (b) State (1) the methods and amounts of payments, (2) the number of certificate years to maturity and (3) the provisions for payments after maturity.

     In response to this item, Registrant hereby incorporates by reference the disclosure set out under "The Certificates," "General Terms and Conditions," and "How to Buy a Certificate" in the prospectus contained in Registrant's Form S-1 Registration Statement, which is being filed concurrently herewith, and as Registrant may amend from time to time.

     (c) Outline briefly any provision for changing the payment basis and the mechanics by which such change is accomplished. State whether or not any notice on the part of the certificate holder is required to initiate a change in the payment basis.

     In response to this item, Registrant hereby incorporates by reference the disclosure set out under "The Certificates" and "General Terms and Conditions" in the prospectus contained in Registrant's Form S-1 Registration Statement, which is being filed concurrently herewith, and as Registrant may amend from time to time.

     (d) Describe briefly any provision or procedure with respect to changing the anniversary and maturity dates and the effect thereof.

     Not applicable.

     (e)   Outline briefly the provisions of the  certificate  with respect to
(1) cash surrender and loan values at anniversary dates, between anniversary dates and immediately after a specified payment, including the basis of computing the surrender charge, and (2) rate of and method of charging interest on loans to certificate holders.

     In response to this item, Registrant hereby incorporates by reference the disclosure set out under "General Terms and Conditions" and "Accessing Your Account Value" in the prospectus contained in Registrant's Form S-1 Registration Statement, which is being filed concurrently herewith, and as Registrant may amend from time to time.

     (f) Outline briefly the lapse, reinstatement "paid-up," death and disability, transfer and call provisions of the certificate. State whether or not certificate values are improved during periods of delinquency and describe briefly the provisions for making up payments in default. Indicate the procedure followed in notifying certificate holders that payments are due and, if none, so state.

     In response to this item, Registrant hereby incorporates by reference the disclosure set out under "The Certificates," "General Terms and Conditions" and "Account Transactions" in the prospectus contained in Registrant's Form S-1 Registration Statement, which is being filed concurrently herewith, and as Registrant may amend from time to time.

     (g) Describe briefly any provision for the making of advance payments by the certificate holder and for the back-dating or pre-dating of certificate payments. Indicate any restriction on the withdrawal of advance payments and the extent to which interest is credited in the event of such withdrawal. Describe any provision for applying advance payments on the certificate in the event of default.

     Not applicable.

     (h) Outline briefly any conversion or voting rights and provisions restricting the declaration of dividends. If none, so state.

     The Certificates have no conversion or voting rights, nor any right to participate in any dividends that Registrant's Board of Directors may declare in its sole discretion.

     (i)   Describe   briefly  any   provision  for   additional   credits  or
participation in profits and state the basis of computation. Indicate any restrictions thereon with respect to particular classes of certificates.

     In response to this item, Registrant hereby incorporates by reference the disclosure set out under "General Terms and Conditions - Interest Rates" in the prospectus contained in Registrant's Form S-1 Registration Statement, which is being filed concurrently herewith, and as Registrant may amend from time to time.

     (j) Outline briefly provisions for optional settlements and state whether the granting thereof is mandatory.

     In response to this item, Registrant hereby incorporates by reference the disclosure set out under "The Certificates" in the prospectus contained in Registrant's Form S-1 Registration Statement, which is being filed concurrently herewith, and as Registrant may amend from time to time.

     (k) Describe briefly contractual, regulatory and statutory provisions and conditions with respect to the maintenance or reserves. Indicate the nature of the reserves maintained and the assumed improvement rate used in the computation thereof. If the obligation to improve any certificate reserve is dependent upon earnings (other than as stated under (i)), outline briefly the provisions applicable thereto.

     In response to this item, Registrant hereby incorporates by reference the disclosure set out under "Reserves" in the prospectus contained in Registrant's Form S-1 Registration Statement, which is being filed concurrently herewith, and as Registrant may amend from time to time.

     (l) State the character and ratio of qualified investments or other assets required to be maintained. State whether the governing instruments provide that certificate holders shall have a lien on such investments or other assets and, if so, describe the kind and priority of such lien.

     In response to this item, Registrant hereby incorporates by reference the disclosure set out under "Reserves" in the prospectus contained in Registrant's Form S-1 Registration Statement, which is being filed concurrently herewith, and as Registrant may amend from time to time.

     (m) State briefly contractual, regulatory and statutory provisions and conditions relating to the deposit of assets required to be maintained. If the release or release and substitution of assets is permitted, indicate the principal provisions with respect thereto and state whether any notice is required in connection therewith.

     In response to this item, Registrant hereby incorporates by reference the disclosure set out under "Reserves" in the prospectus contained in Registrant's Form S-1 Registration Statement, which is being filed concurrently herewith, and as Registrant may amend from time to time.

     (n) Outline briefly provisions for the deferment of any payment or payments to certificate holders.

     In response to this item, Registrant hereby incorporates by reference the disclosure set out under "Accessing Your Account Value - Requesting a Withdrawal" in the prospectus contained in Registrant's Form S-1 Registration Statement, which is being filed concurrently herewith, and as Registrant may amend from time to time.

     (o)   Describe briefly any life or other insurance provisions.

     Not applicable.

     (p)   Describe briefly any other material provisions of the certificates.

     In response to this item, Registrant hereby incorporates by reference the disclosure set out under "General Terms and Conditions" in the prospectus contained in Registrant's Form S-1 Registration Statement, which is being filed concurrently herewith, and as Registrant may amend from time to time.


ITEM 18.  CAPITAL SHARES

     For each class of capital shares of the registrant set forth under Item 16, furnish the following information:

     (a)   Title of the class, including the par value per share.

     Common stock, par value $0.01 per share.

     (b) A brief outline of (1) dividend rights; (2) limitations in any indentures, instruments defining the rights of certificate holders or other instruments on the payment of dividends or sources from which dividends may be declared or paid; (3) voting rights; (4) liquidation rights; (5) preemptive or other subscription rights; (6) conversion rights; (7) redemption provision;
(8) liability to further call; and (9) transferability.

     In response to paragraphs (1), (3) and (9) of this item, Registrant hereby incorporates by reference Articles Fifth, Sixth, and Seventh of its Articles of Incorporation, and Section 8.02 of its Bylaws, which appear as Exhibits 3(i) and (ii), respectively, to Registrant's Form S-1 Registration Statement filed concurrently herewith, and as Registrant may amend from time to time. In response to paragraph (4) of this item, Registrant notes that Maryland law provides basically for the pro rata distribution of Registrant's assets to its common stockholders upon its dissolution. Paragraphs (2) and (5) through (8) of this Item are not applicable.

     (c) If any limitation on the declaration or payment of dividends on any class of shares has been imposed by any governmental regulatory body and is currently in effect, briefly describe the nature and grounds of such limitation.

     Not applicable, except to the extent Registrant, as a face-amount certificate company, is subject to the requirements of Section 28(h) of the Act.

     (d)   Submit a schedule  indicating  for a period of three fiscal  years;
(2) the dividends paid per share; (2) the methods of payment, i.e., whether in cash, stock or otherwise; (3) the name of each account charged and the dollar amount per share at which such dividend was charged to each such account.

     Not applicable.


ITEM 19.  OTHER SECURITIES

         Give the title of each class of securities of the registrant set forth under Item 16, other than capital shares, and outline briefly the rights evidenced thereby.

     Not applicable.

                    SECURITIES SOLD AND RELATED INFORMATION

ITEM 20.  RECENT SALES OF UNREGISTERED SECURITIES

     Furnish the following information as to all securities of the registrant sold by the registrant within the past three years which were not registered under the Securities Act of 1933.

     (a)   Date of sale and title and amount of securities sold.

     (b) As to any securities sold privately, give the name of the persons to whom sold (or if that be impracticable, give the approximate number of such persons). As to any securities sold publicly, give the names of the principal underwriters, if any.

     (c) As to securities sold for cash, state the aggregate offering price to the public and the aggregate underwriting discounts or commissions. As to any securities sold otherwise than for cash, state the nature of the transaction and the nature and aggregate amount of consideration received by the registrant.

     (d) Indicate the section of the Act or the rule of the Commission under which exemption from registration was claimed and state briefly the facts relied upon to make the exemption available.

     In response to this item, Registrant hereby incorporates by reference its response to Item 15 of its Form S-1 Registration Statement, which is being filed concurrently herewith, and as Registrant may amend from time to time.


ITEM 21.  STATISTICAL HISTORY OF FACE-AMOUNT CERTIFICATES

     Furnish the following information as to all face-amount certificates of the installment type sold or otherwise issued during the past three fiscal years.

                                   From...................to...................

    Col. A       Col. B         Col. C          Col. D           Col. E           Col. F           Col. G            Col. H
    Fiscal       Fiscal          Face            Face           Aggregate        Aggregate          Face            Aggregate
     year         year          amount          amount          payments          amounts          amount            payment
   of sale        for             of              of               by             paid to            of                by
                 which        certificates    certificates     certificate      certificate     certificates       certificate
              information        sold          included          holders          holders         included           holders
                   in                             in               on              upon              in                on
               succeeding                      Col. C         certificates      termination        Col. C         certificates
                 columns                       terminated       included            of               in             included
                   is                          other than           in          certificates       default             in
                reported                          by              Col. D          included           for             Col. G
                                                maturity          from               in            maximum            from
                                                  or             date of           Col. D          period            date of
                                                 call           issuance                            and            issuance
                                                                   to                               having              to
                                                                 date of                             no             close of
                                                               termination                          cash             fiscal
                                                                                                  surrender           year
                                                                                                   value at
                                                                                                   close of
                                                                                                   fiscal
                                                                                                    year
 -----------------------------------------------------------------------------------------------------------------------------
                  First
 First            Fiscal......................................................................................................
                  Year
 Fiscal           Second
                  Fiscal
 Year             Year             xxxx        ...............................................................................
                  Third
                  Fiscal
                  Year             xxxx
 -----------------------------------------------------------------------------------------------------------------------------
 Total            xxxx             xxxx                                                             xxxx              xxxx
 =============================================================================================================================
                  Second
 Second           Fiscal
                  Year........................................................................................................
 Fiscal
                  Third
 Year             Fiscal
                  Year             xxxx
 -----------------------------------------------------------------------------------------------------------------------------
 Total            xxxx             xxxx                                                             xxxx              xxxx
 =============================================================================================================================
 Third            Third
 Fiscal           Fiscal
 Year             Year
-----------------------------------------------------------------------------------------------------------------------------
 Grand
 Total            xxxx
 =============================================================================================================================

     Not applicable.

 ITEM 22.  DISTRIBUTION SPREAD AND YIELD

     For each series of face-amount certificates of the installment type outstanding as of the date of the latest balance sheet filed herewith, and assuming the certificate holder is not delinquent in making installment payments, furnish the following information:

 -------------------------------------------------------------------------------------------------------------
                                                           Annually   Semi-annually   Quarterly   Monthly
 Installment Payment
 Gross payments to maturity
 Gross sales load
 Maturity value
 Yield to maturity (interest compounded annually)
 Certificate year in which cash surrender
   value equals amount paid in by certificate holder
 -------------------------------------------------------------------------------------------------------------

     Not applicable.


ITEM 23.  TABLE OF PAYMENTS, SURRENDER VALUES, ETC.

         For each series of face-amount certificates of the installment type referred to in Item 22 furnish the following information for each certificate year:

     (a)   Certificate year
     (b)   Gross payment
     (c)   Accumulated gross payments
     (d)   Call value
     (e)   Load
     (f)   Amount of payment credited to reserve
     (g)   Annual accretion
     (h)   Total reserve at end of certificate year
     (i)   Surrender charge
     (j)   Cash surrender value

     Not applicable.


                          DISTRIBUTION OF SECURITIES

ITEM 24.  GEOGRAPHICAL DISTRIBUTION AND STATE DEPOSITS

     (a) Furnish the names of the states in which sales of the registrant's securities (1) are currently being made, (2) are presently proposed to be made, and (3) have been discontinued, indicating by appropriate symbols the status with respect to each state. Designate by a separate symbol those states in which the registrant is required to maintain assets on deposit in respect of its liabilities under certificates issued to or held by residents of such states.

     (1)   None

     (2) Registrant intends to offer its Certificates for sale in all 50 states plus the District of Columbia.

     (3)   None.

     (b) For each state in which the registrant is required to maintain assets on deposit in respect of its liabilities under certificates issued to or held by residents of such state, indicate the general requirements of the governing statute, order, regulation, requirement or deposit agreement and identify the depositary. State briefly the basis of determining the amount of the required deposit and indicate whether it is less than, equal to, or greater than the cash surrender value. If the assets on deposit, other than cash, do not consist of "qualified investments" as defined in Section 28(b) of the Act, so state and indicate briefly the nature of such assets.

     Not applicable.

     (c)   If  the   registrant  has  more  than  one  series  of  face-amount
certificates outstanding, designate any state reported under (b) in which the assets on deposit are segregated as to series. If none, so state.

     None.


ITEM 25.  RESTRICTION OF AUTHORITY TO DISTRIBUTE SECURITIES

         Furnish the following information with respect to each instance where, during the past three years, any federal or state governmental officer, agency or regulatory body denied, revoked, suspended or otherwise restricted authority to distribute securities of the registrant, excluding denials which were merely a procedural step prior to any determination by such officer, etc., and which denial was subsequently rescinded.

     (a)   Name of officer, agency or body.
     (b)   Date of denial, revocation, suspension or other restriction.
     (c)   Brief statement of the reasons given for the action taken.

     Not applicable.

 ITEM 26.  METHOD OF DISTRIBUTION AND UNDERWRITING AGREEMENTS

     (a) Furnish a general description of the method of distribution of securities of the registrant and state the name and address of each principal underwriter currently offering securities of the registrant.

     Registrant intends to offer its face-amount certificates through its directors, officers, and employees in reliance on the Commission's Rule 3a4-1 under the Exchange Act, as well as through broker-dealers registered as such with the Commission. It does not currently intend to utilize any principal underwriter to distribute its certificates.

     (b) Outline briefly the material provisions of any current selling agreement between each principal underwriter and the registrant and, if not included therein, the amount and method of determining all underwriting discounts and commissions. Identify each principal underwriter affiliated with the registrant and state the nature of the affiliation.

     Not applicable. SEE Registrant's response to paragraph (a) of this item, above, which is incorporated herein by reference.

     (c) Describe briefly any liability assumed by a principal underwriter other than that ordinarily attaching to the relationship of underwriter and issuer.

     Not applicable. SEE Registrant's response to paragraph (a) of this item, above.

     (d) State the substance of any current agreements or arrangements of each principal underwriter with dealers, managers, salesmen, etc., with respect to commissions and overriding commissions, territories, franchises, qualifications and revocations.

     Not applicable. SEE Registrant's response to paragraph (a) of this item, above, which is incorporated herein by reference.


ITEM 27.  GENERAL INFORMATION REGARDING PRINCIPAL UNDERWRITERS

     (a) Describe briefly the general character of the business engaged in by each principal underwriter currently distributing securities of the registrant, including a statement as to any materially important business other than the distribution of securities of the registrant. If a principal underwriter acts, or has acted within the past five years, in any capacity with respect to any investment company or companies other than the registrant, state the name or names of such company or companies, their relationship, if any, to the registrant and the nature of such activities. If a principal underwriter has ceased to act in such named capacity, state the date of and the circumstances surrounding such cessation.

     Not applicable. SEE Registrant's response to Item 26(a), above, which is incorporated herein by reference.

     (b)   State   whether  or  not  any   principal   underwriter   currently
distributing securities of the registrant is a member of the National Association of Securities Dealers, Inc.

     Not applicable. SEE Registrant's response to Item 26(a), above, which is incorporated herein by reference.

     (c) Furnish as at the latest practicable date the address of each regional or principal branch office of each principal underwriter currently distributing securities of the registrant, the territory covered by such office, and the name and residence address of the person in charge of such office.

     Not applicable. SEE Registrant's response to Item 26(a), above, which is incorporated herein by reference.

     (d) State the number of individual salesmen of each principal underwriter through whom any of the securities of the registrant were distributed for the last fiscal year of the registrant and furnish the aggregate amount of compensation received by such salesmen in such year.

     Not applicable. SEE Registrant's response to Item 26(a), above, which is incorporated herein by reference.


ITEM 28.  COMPENSATION OF PRINCIPAL UNDERWRITERS

     Furnish the following information with respect to all fees, etc., received, directly or indirectly, by each principal underwriter of the registrant from the sale of securities of the registrant and any other functions exercised by such underwriter with respect to the registrant, during each of the last three fiscal years of the registrant.


                              Name of Principal Underwriter

   A          B              C               D               E                F               G                H              I
  Year      Amount         Amount         Amount           Amount           Amount          Amount           Amount       Aggregate
              of             of             of               of              of              of               of           amount
            sales        collection     management       brokerage          fees            fees            other            of
            load            fees            or          commissions       received        received          fees,           load,
          received        received       investment       received           on             for              etc.,          fees,
                                          advisory                          sale          servicing         received       etc.,
                                           fees                              or             and           (specify)       received
                                          received                         purchase     supervising
                                         (excluding                          of             mortgage
                                          mortgage                        mortgages         loan
                                           loan                                           portfolio
                                         portfolio)


     Not applicable. SEE Registrant's response to Item 26(a), above, which is incorporated herein by reference.


                        INVESTMENT ADVISER, DEPOSITARY
                                  AND OTHERS

ITEM 29.  INVESTMENT ADVISERS AND AGREEMENTS THEREWITH

     (a) Outline briefly the material provisions of any investment advisory agreement currently in effect between each investment adviser and the registrant, and, if not included therein, the basis upon which the investment adviser is compensated.

     In response to this item, Registrant hereby incorporates by reference the disclosure set out under "Management Investment Adviser" in the prospectus contained in Registrant's Form S-1 Registration Statement, which is being filed concurrently herewith, and as Registrant may amend from time to time.

     (b) Furnish the following information with respect to the amount of compensation paid by the registrant or any investment adviser of the registrant to any person for services as an investment adviser of the registrant, during the registrant's most recently ended fiscal year:


 -------------------------------------------------------------------------------------------------
 Name of investment adviser       Amount of aggregate compensation      By whom compensation paid
 -------------------------------------------------------------------------------------------------


     Not applicable.

     (c) If any material change has been made in the basis of computing the compensation to any investment adviser during the period covered by the financial statements filed herewith, indicate briefly the effect thereof.

     Not applicable.

ITEM 30.  PURCHASE AND SERVICING OF MORTGAGE LOANS

     (a) Outline briefly the material provisions of any agreement currently in effect for the purchase, sale or servicing of mortgage loans for the registrant, including the basis or bases of compensation.

     Not applicable.

     (b) Furnish the following information with respect to the amount of compensation paid to any person for the purchase, sale or servicing of mortgage loans during the registrant's most recently ended fiscal year where such compensation exceeded 10% of the aggregate compensation paid by the registrant for such services during that period. State also the aggregate amount paid to all persons for such services during such period.


 Name and address          Amount of fees received                 Amount of fees received
 of recipient              on purchase or sale of                  for servicing and
                           mortgage loans                          supervising mortgage
                                                                   loan portfolio


     Not applicable.


ITEM 31.  DEPOSITARIES

     Furnish  the  following   information  as  to  each   depositary  of  the
registrant:

     (a)   Name and principal business address.
     (b)   Form of organization.
     (c) State or other sovereign power under the laws of which the depositary was organized.
     (d)   Name of governmental supervising or examining authority.

     In response to this item, Registrant hereby incorporates by reference the disclosure set out under "Reserves" in the prospectus contained in Registrant's Form S-1 Registration Statement, which is being filed concurrently herewith, and as Registrant may amend from time to time. In further response to this item, Registrant hereby incorporates by reference the Custody Agreement filed as Exhibit 10(b) to in Registrant's Form S-1 Registration Statement, which is being filed concurrently herewith, and as Registrant may amend from time to time.

ITEM 32.  DEPOSIT AGREEMENTS

     (a) State the basis for payment of fees or expenses of the depositary for services rendered with respect to the registrant and its securities and the aggregate amount thereof for the last fiscal year. If any fees or expenses are prepaid, state the unearned amount.

     SEE Registrant's response to Item 31 above, which is incorporated herein by reference.

     (b) State whether the depositary, or any other person, has or may create a lien on the assets of the registrant, and, if so, give full particulars, outlining the substance of the provisions of any indenture or agreement with respect thereto.

     In response to this item, Registrant hereby incorporates by reference the Custody Agreement filed as Exhibit 10(b) to Registrant's Form S-1 Registration Statement, which is being filed concurrently herewith, and as Registrant may amend from time to time.

     (c)   If  the   registrant  has  more  than  one  series  of  face-amount
certificates outstanding, state whether the assets held by the depositary are segregated as to series.

     Not applicable.

     (d) Describe briefly the provisions of the deposit agreement with respect to the following:

     (1)   Amendments to the agreement.

     (2)   The extension or termination of the agreement.

     (3) The submission of reports and certificates to the depositary as to the reserve requirements and valuation of assets in connection with the maintenance of assets, including the frequency thereof and the persons certifying. Furnish similar information with respect to the deposit and withdrawal of assets.

     (4)   Limitations on the liability of the depositary.

     (5) The removal or resignation of the depositary or the failure of the depositary to perform its duties, obligations and functions.

     (6)   The appointment of a successor depositary.

     In response to paragraphs (a) through (d) of this item, Registrant hereby incorporates the Custody Agreement filed as Exhibit 10(b) to Registrant's Form S-1 Registration Statement, which is being filed concurrently herewith, and as Registrant may amend from time to time.


ITEM 33. INSURANCE OF HOLDERS OF FACE-AMOUNT CERTIFICATES

     Furnish the following with respect to insurance of holders of face-amount certificates of the registrant:

     (a)   The name and address of the insurance company.

     (b)   The types of policies and whether individual or group policies.

     (c)   The types of risks insured and excluded.

     (d)   The coverage of the policies.

     (e) The beneficiaries of such policies and the uses to which the proceeds of policies must be put.

     (f)   The terms and method of cancellation and of reinstatement.

     (g) The method of determining the amount of premiums to be paid by holders of certificates and the method provided for payment thereof.

     (h) The amount of aggregate premiums paid to the insurance company during the last fiscal year.

     (i) State whether any person other than the insurance company receives any part of such premiums, the name of each such person and the amounts involved, and the nature of the services rendered therefor.

     (j) The substance of any other material provisions of any agreement of the registrant relating to insurance of holders of face-amount certificates issued by the registrant.


     Items 32(a) through (j) are not applicable.

                      MANAGEMENT PERSONNEL, COMPENSATION
                             AND SECURITY HOLDERS


ITEM 34.  DIRECTORS, OFFICERS AND ADVISORY BOARD MEMBERS

     (a) List the names and complete mailing addresses of all directors, executive officers and advisory board members of the registrant and indicate all positions and offices held by each person named.


       Name                    Complete mailing address                  Office


     In response to this item, Registrant hereby incorporates by reference the disclosure set out under "The Company Directors and Officers" in the prospectus contained in Registrant's Form S-1 Registration Statement, which is being filed concurrently herewith, and as Registrant may amend from time to time.

     (b) Describe briefly the business experience during the past five years of each person named under paragraph (a). Include the present principal occupation or employment of each such person, if other than with the registrant, and the name and character of the business of the corporation or other organization, if any, in which such occupation or employment is carried on.

     In response to this item, Registrant hereby incorporates by reference the disclosure set out under "The Company - Directors and Officers" in the prospectus contained in Registrant's Form S-1 Registration Statement, which is being filed concurrently herewith, and as Registrant may amend from time to time.


ITEM 35.  INDEMNIFICATION OF DIRECTORS, OFFICERS, INVESTMENT
ADVISERS AND PRINCIPAL  UNDERWRITERS

     Describe any arrangement under which any director, officer, investment adviser or principal underwriter of the registrant is insured or indemnified in any manner against any liability which he may incur in his or its capacity as director, officer, investment adviser or principal underwriter.

     In response to this item, Registrant hereby incorporates by reference its response to Item 14 of its Form S-1 Registration Statement, which is being filed concurrently herewith, and as Registrant may amend from time to time.

ITEM 36.  COMPENSATION OF DIRECTORS AND OFFICERS

     (a) Furnish the following information, in substantially the tabular form indicated, as to the aggregate compensation directly or indirectly paid or set aside by the registrant and its subsidiaries to, or for the benefit of, the following persons for services in all capacities while acting as directors or officers of the registrant during its last fiscal year:

     (1) Each person who was a director or member of the advisory board of the registrant at any time during such fiscal year and whose aggregate compensation, exclusive of pension, retirement and similar payments, exceeded $25,000.

     (2) Each person who was of the three highest-paid officers of the registrant during such fiscal year and whose aggregate compensation, exclusive of pension, retirement, and similar payments, exceeded $25,000.

     (3) All persons, as a group, who were directors, advisory board members or officers of the registrant at any time during such fiscal year.


          (A)                      (B)                 (C)                    (D)                    (E)
 Name of individual or    Capacities in which     Fees, salaries,     Bonuses and shares      Pension, retirement
 identity of group        compensation            and commission      in profits              and similar payments
                          was received


     Not applicable.

     (b) State the annual benefits estimated to be payable in the event of retirement at normal retirement date to each individual named in answer to paragraph (a)(1) or (2), pursuant to any pension or retirement plan.

     Not applicable.

     (c) Describe all transactions since the beginning of the last fiscal year of the registrant in which any person who was a director, advisory board member or officer of the registrant at any time during such period received compensation, directly or indirectly, from the registrant or its subsidiaries in the form of securities, options, warrants, rights, or other property, or through the exercise or disposition thereof. As to options, warrants or rights granted or extended give (1) the title and amount of securities called for;
(2) the prices, expiration dates, and other material provisions; (3) the consideration received for the granting thereof; and (4) the market value of the securities called for on the granting or extension date. As to options, warrants or rights exercised, state (1) the title and amount of securities purchased; (2) the purchase price; and (3) the market value of the securities purchased on the date of purchase.

     Not applicable.

ITEM 37.  COMPENSATION OF CERTAIN EMPLOYEES

     Furnish the following information with respect to the remuneration for services paid, directly or indirectly, by the registrant during its last fiscal year to the following classes of persons (exclusive of those persons covered by Item 38): (1) Sales managers, branch managers, district managers and other persons supervising the sale of securities; (2) Salesmen, sales agents, canvassers and other persons making solicitations but not in a supervisory capacity; (3) Economists, statisticians and research personnel;
(4) Administrative and clerical employees; and (5) Others (specify). If a person is employed in more than one capacity, classify according to predominant type of work.

    Class of persons             Number in class           Aggregate compensation



     Not applicable.


ITEM 38.  COMPENSATION TO OTHER PERSONS

     Furnish the following information with respect to the aggregate compensation for services in whatever capacity paid, directly or indirectly, by the registrant and any of its subsidiaries to any person, (exclusive of directors, advisory board members, officers or employees of the registrant or its subsidiaries) whose aggregate compensation from the registrant and its subsidiaries exceeded $25,000 during the last fiscal year of the registrant.

                       Capacity in
                       which Compensation        Name of each Company        Amount of Compensation
 Name of Person        was Received              paying Compensation         paid by each such Company


     Not applicable.


ITEM 39.  SECURITIES OWNED BY AFFILIATED PERSONS

     Furnish the following information, in substantially the tabular form indicated, as to all securities of the registrant owned as of a specified date within 90 days prior to the date of filing by each affiliated person of the registrant.


       (1)                 (2)                 (3)                   (4)                  (5)
 Name and address     Title of Class     Type of Ownership       Amount Owned        Percent of Class

     Not applicable.

ITEM 40.  OPTIONS, WARRANTS, AND RIGHTS

     Furnish the following information as to any options, warrants or rights outstanding or presently to be granted to purchase securities of the registrant or any of its subsidiaries from the registrant or any of its subsidiaries--

     (a) The title and amount of securities called for by the options, warrants, or rights.


     (b) A brief outline of the prices, expiration dates, and other material conditions on which the options, warrants, or rights may be exercised.

     (c) The amount called for by the options, warrants or rights held or to be held by each affiliated person of the registrant.

     (d) The name and address of each person who holds or is to hold options, warrants, or rights calling for 5 percent or more of the amount called for by each class of such options, warrants, or rights and the amount called for by the options, warrants, or rights held by each such person.

     (e) For each class of options, warrants, or rights granted within two years, the consideration received for the granting thereof.

     Items 40(a) through (e) are not applicable.


ITEM 41.  INTEREST OF AFFILIATED PERSONS IN CERTAIN TRANSACTIONS

     (a) Describe briefly any material interest, direct or indirect, of any affiliated person in any material transactions during the last three years, or in any material proposed transactions, to which the registrant or any of its subsidiaries and any one or more of such persons were or are to be parties.

     In response to this item, Registrant hereby incorporates by reference the disclosure set out under "Management Related Party Transactions" in the prospectus contained in Registrant's Form S-1 Registration Statement, which is being filed concurrently herewith, and as Registrant may amend from time to time.

     (b) If any such transaction involved or is to involve the purchase or sale of property by or to the registrant or any of its subsidiaries, otherwise than in the ordinary course of business, state the cost of the property to the purchaser and the cost thereof to the seller if acquired by the seller within two years prior to the transaction.

     In response to this item, Registrant hereby incorporates by reference the disclosure set out under "Management - Related Party Transactions" in the prospectus contained in Registrant's Form S-1 Registration Statement, which is being filed concurrently herewith, and as Registrant may amend from time to time.


ITEM 42.  PENDING LEGAL PROCEEDINGS

     Briefly describe any material pending legal proceedings, other than ordinary routine litigation incidental to the business, to which the registrant or any of its subsidiaries is a party or of which any of their property is the subject. Include the name of the court in which the proceedings were instituted, the date instituted and the principal parties thereto. Include similar information as to any such proceedings known to be contemplated by governmental authorities.

     Not applicable.


ITEM 43.  FINANCIAL STATEMENTS AND EXHIBITS

     List all financial statements and exhibits filed as a part of the registration statement.

     (a)   Financial statements

     In response to this item, Registrant hereby incorporates by reference the disclosure set out under "Financial Statements" in the prospectus contained in Registrant's Form S-1 Registration Statement, which is being filed concurrently herewith, and as Registrant may amend from time to time.


     (b)   Exhibits.

     1. Articles of Incorporation, incorporated by reference to Exhibit 3(i) to Registrant's Form S-1 Registration statement, filed concurrently herewith, and as Registrant may amend from time to time.

     2.     By-laws,   incorporated   by   reference   to  Exhibit   3(ii)  to
            Registrant's Form S-1 Registration statement, filed concurrently herewith, and as Registrant may amend from time to time.

     3.     Not applicable.

     4. Forms of Certificates, incorporated by reference to Exhibit 4(a) to Registrant's Form S-1 Registration statement, filed concurrently herewith, and as Registrant may amend from time to time. SEE ALSO Exhibit 10(b) below.

     5.     Not applicable.

     6.     Form N-8B-4 does not contain an Exhibit 6.

     7.     Not applicable.

     8.     Not applicable.

     9.     Not applicable.

     10.(a) Not applicable.

     10.(b) Form of application, incorporated by reference to Exhibit 4(b) to Registrant's Form S- 1 Registration statement, filed concurrently herewith, and as Registrant may amend from time to time.

     10.(c) Not applicable.

     10.(d) Not applicable.

     11. Form of Custody Agreement, incorporated by reference to Exhibit 10(b) to Registrant's Form S-1 Registration statement, filed concurrently herewith, and as Registrant may amend from time to time.

     12. Form of Investment Advisory Agreement, incorporated by reference to Exhibit 10(a) to Registrant's Form S-1 Registration statement, filed concurrently herewith, and as Registrant may amend from time to time.

     13.    Not applicable.

     14. Not applicable, except insofar as Exhibits 1, 2, and 12 hereto may be deemed responsive.

     15. Registrant has not been required to file periodic reports prior to the filing of this Registration Statement.

     16.    Not applicable.

     17.    Not applicable.

     18.    Not applicable.

                                   SIGNATURE

     Pursuant to the requirements of the Investment Company Act of 1940, the registrant, 1st Atlantic Guaranty Corporation, a corporation organized and existing under the laws of Maryland, has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Bethesdaand State of Maryland, on the 1st day of December 1997.

                                    1ST ATLANTIC GUARANTY CORPORATION
                                              (Registrant)


                                    BY:/s/JOHN J. LAWBAUGH
                                       -------------------
                                       John J. Lawbaugh
                                       President


Attest: /s/BRIAN P. SMITH
        -----------------
        Brian P. Smith
        Secretary